
















Investor Update
March 2011

BROWN SHOE





FAMOUS footwear
MAKE TODAY FAMOUS®
naturalizer
Dr. Scholl's
VIA SPIGA
VERA WANG LAVENDER
Sam Edelman
FRANCO SARTO
Fergie FOOTWEAR
ETIENNE AIGNER
CARLOS
Naya
libby. edelman
SHOES.COM
AVIA
ryka
AND1
LifeStride
Zodiac USA
buster brown

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995:

This investor update contains certain forward-looking statements and expectations regarding the Company's future performance and the future performance of its brands. Such statements are subject to various risks and uncertainties that could cause actual results to differ materially. These risks include (i) changing consumer demands, which may be influenced by consumers' disposable income, which in turn can be influenced by general economic conditions; (ii) potential disruption to Brown Shoe's business and operations as it integrates ASG into its business; (iii) potential disruption to Brown Shoe's business and operations as it implements its information technology initiatives; (iv) Brown Shoe's ability to utilize its new information technology system to successfully execute its strategies, including integrating ASG's business; (v) intense competition within the footwear industry; (vi) rapidly changing fashion trends and purchasing patterns; (vii) customer concentration and increased consolidation in the retail industry; (viii) political and economic conditions or other threats to the continued and uninterrupted flow of inventory from China, where ASG has manufacturing facilities and both ASG and Brown Shoe rely heavily on third-party manufacturing facilities for a significant amount of their inventory; (ix) the ability to recruit and retain senior management and other key associates; (x) the ability to attract and retain licensors and protect intellectual property rights; (xi) the ability to secure/exit leases on favorable terms; (xii) the ability to maintain relationships with current suppliers; (xiii) compliance with applicable laws and standards with respect to lead content in paint and other product safety issues; (xiv) the ability to source product at a pace consistent with increased demand for footwear; and (xv) the impact of rising prices in a potentially inflationary global environment. The Company's reports to the Securities and Exchange Commission contain detailed information relating to such factors, including, without limitation, the information under the caption "Risk Factors" in Item 1A of the Company's Annual Report on Form 10-K for the year ended January 30, 2010, which information is incorporated by reference herein and updated by the Company's Quarterly Reports on Form 10-Q. The Company does not undertake any obligation or plan to update these forward-looking statements, even though its situation may change.

- March 28, 2011

NOTE: The Company issued guidance for full-year 2011 in its earnings release and conference call on March 15, 2011 and this presentation does not represent an interim change, update, or affirmation of those metrics.

Brown Shoe Business Mix

$2.5 billion* in net sales in 2010

Business Mix



Brand Mix



* Note: Unless otherwise specified, all 2010 Brown Shoe Company, Inc. consolidated and segment financial results included in this presentation exclude the impact of American Sporting Goods



At A Glance

- Portfolio of footwear brands commanding leading market share

- $2.5 billion in net sales in 2010, an increase of 11.7%, and adjusted EPS* of $0.97, an increase of 143%

- Diversified, synergistic global business model
  - 70% Retail and 30% Wholesale
  - Appx. 1,400 stores in all 50 states, Canada, and Far East
  - Wholesale brands from mass to premier department stores
  - Broad multi-channel platform
  - Strong design, sourcing, and distribution expertise

- Our Brands:

  - Famous Footwear – leading family branded footwear retailer
  - Naturalizer – one of the world's largest women's comfort brands
  - Dr. Scholl's – iconic health and wellness brand
  - A leader in Contemporary Fashion
  - American Sporting Goods (ASG) – performance and lifestyle athletic brands

3

See Appendix for reconciliation

Our Mission

"To inspire people to feel good and live better… FEET FIRST!"





BROWN SHOE

Continuing Momentum

- 2010 represented a year of significant achievement and progress on our strategic path

  - Record consolidated net sales

  - Record Famous Footwear net sales and operating profit

  - Wholesale net sales increased 19.4%

  - Ecommerce net sales surpassed $120 million

  - Portfolio enhancements

- Continued progress in 2011

  - Brands resonating strongly with consumers and aligned with key trends of Family, Healthy Living, Contemporary Fashion

  - Expect low double-digit net sales increase and adjusted EPS* of $1.37 to $1.47 in 2011, appx. 45% growth over 2010 at the midpoint

- Keys to delivering 2011

  - Continued improvements in store productivity and customer engagement/acquisition at Famous Footwear

  - Wholesale market share gains while improving margin management

  - Executing systems and business process changes at Wholesale

  - Navigating market uncertainties with focused execution

5

*See Appendix for reconciliation



adidas



Timberland



crocs



b·ø·c
Børn Concept



PUMA

Clarks



DOCKERS





AVIA



ROCKPORT

Keds

FAMOUS footwear

MAKE TODAY FAMOUS®

Reebok

saucony



SKECHERS

K•SWISS



CONVERSE





ROCKETDOG

asics



naturalizer



VANS



LifeStride



Dr. AirWair Martens



EASTLAND
Since 1955



DC



REPORT



new balance

Famous Footwear

- Leading family branded footwear retailer

- Represents 60% of total Company net sales

- Net sales of $1.5 billion and operating margin of 6.1% in 2010

- Strong broad-based sales momentum in 2010
    - Record net sales and operating profit for full year
        - Record net sales result in each quarter
        - Record Back-to-School season and Black Friday was largest sales day and weekend ever
    - Same-store sales increased 10.5%
    - Sales per square foot increased to $187 versus $167 in 2009
    - Broad-based growth across major categories, channels, and geographies

- An authority in casual & fitness footwear for the family. Primary target customers are active, contemporary moms who seek demand brands and the latest styles at a value for themselves and their families

- More than 110 million customer visits per year and one in ten families visit Famous Footwear during the Back-To-School season

- More than 1,100 stores in all 50 states



Famous Footwear

Sales per Square Foot



Operating Earnings ($mm)



National Store Base

- Store concept works well across channels – mall, strip and outlet

- 1,110 stores in all 50 states

- Lease negotiations have netted over $12 million in annual expense savings*



*Savings represent the difference between renegotiated lease costs compared to the prior commitments.



Famous Footwear – Growth Initiatives

- Long-term growth targets:
  - Annual same-store sales increase in low-single digits
  - Opportunity for 1,500+ stores
  - Operating margin goal of 10%

- Real Estate Portfolio:
  - Increasing store productivity through real estate portfolio improvements
  - Stricter opening and closing criteria leading to new stores performing at over $200 / sq. ft., while closing underperforming stores
  - Will approach $200 / sq. ft. for total company in 2011 with longer-term target of $225+ / sq. ft.
  - Plan to increase store base over next three years by net +5, +25, and +25 stores, respectively

Store Base

	2007	2008	2009	2010	2011E
Open (green)	110	89	55	32	45
Close (blue)	35	25	64	51	40
Year-end Stores	1,074	1,138	1,129	1,110	1,115





Famous Footwear – Growth Initiatives
(Continued)

- Marketing:
    - Increase brand awareness by strengthening "Make Today Famous" across all customer touchpoints

    - Maintain 2010 rate of annual marketing investment, which was increased to 3.7% of net sales from prior four-year average of 3.1%

    - Established national media coverage while also growing targeted localized marketing efforts. Launched proprietary magazine in 2010 and expanded viral, digital, social media, and multichannel initiatives

    - Driving differentiation through innovative marketing while significantly reducing promotional cadence. Store BOGO days in 2010 decreased 44% vs. 2009 and planned down for 2011

    - Traffic up low-single digits in 2010; conversion up low double-digits; average Rewards customer annual spend up mid-single digits over last two years; and Rewards base up high-single digits versus 2009 to over 60% of sales







FAMOUS
footwear

Famous Footwear – Growth Initiatives
(Continued)

- Customer Engagement:
  - Evolving the customer retail experience
  - Conversion primary driver of same-store performance in 2010
  - Energized associate base connecting with consumers throughout store experience and purchase process
  - Increasing depth in assortment and sizing to provide more choices to customers
- Fitness / Healthy Living:
  - Strengthening position as the destination for fitness and healthy living footwear in the family channel
  - Focusing marketing communications on great brands and fitness product
  - Evolution of category in 2011 will be seen in strong performance of lightweight and technical running, complementing strength of toning in 2010. Led by great product from Nike, adidas, Reebok, Saucony, Asics
  - Mind, Body, Sole in-store shops and testing five standalone stores in premium malls


SPECIAL NEW YOU ISSUE!
mind
body
sole
fitness footwear
JILLIAN
wants a NEW YOU




NEW YOU NEW SHOES ...


RETAIL
$300
$50
FASHION
VERA WANG
LAVENDER
VIA SPIGA
Sam Edelman
Naya
FRANCO SARTO
ryka
ETIENNE AIGNER
Fergie
CARLOS
AVIA
naturalizer
libby.
edelman
LifeStride
naturalSoul
Dr Scholl's
SHOES

Wholesale Brands

- Diversified portfolio of brands, representing 30% of total Company net sales, targeting a broad array of consumer segments and spanning distribution channels, from mass merchants to premium department stores

- Net sales of $754.4 million in 2010, a 19.4% increase versus 2009, and adjusted operating margin* of 4.4%. Second half 2010 gross margin impacted by difficult execution of sourcing and supply chain to meet surge in demand for footwear at retail along with impact of systems implementation and business process changes

- Positive current momentum with expected net sales growth of low- to mid-single digits in legacy brands and more than $200 million from ASG in 2011

- Acquisition of ASG adds the element of athletic footwear to comfort and fitness offerings, to better position us to meet consumer demand for products that support active and healthy lifestyles



Sales and Margin Performance

* Adjusted operating margin for 2010 and 2009 excludes $0.7 million and $0.3 million, respectively, of costs related to IT initiatives. Adjusted operating margin for 2008 excludes $129.1 million and $14.4 million of costs related to impairment of goodwill and intangible assets and expense and capital containment initiatives, respectively. Adjusted operating margin for 2007 and 2006 excludes $4.2 million and $3.6 million, respectively, related to earnings enhancement plan. Adjusted operating margin for 2006 excludes $3.8 million related to the Bass license withdrawal.

BROWN SHOE

Naturalizer Brand Family


Premium Comfort
Naturalizer N5 CONTOUR
Career / Dress
$100 - $160
Naya
Organic Comfort
$59 - $85
naturalizer
beautiful feels so good
$39 - $59
naturalSoul by naturalizer
Value Comfort

Wholesale Brands

- Naturalizer
  - Global comfort brand with distribution in over 50 countries
  - Approximately $500 million in net sales at retail worldwide
  - Naturalizer brand family was a top three women's fashion brand across domestic channels* in 2010

- Dr. Scholl's
  - Leading health and wellness brand that spans gender, age, distribution channels, and categories. In over 8,000 retail doors in North America

- Contemporary Fashion Brands
  - High-demand brands connecting with the fashion and style attitudes of contemporary women through core brands of Via Spiga, Sam Edelman, Vera Wang, and Franco Sarto
  - Total contemporary business has grown from approximately $20 million in net sales in 2004 to over $250 million today

2010 Sales by Channel



- Specialty Stores 26%
- Department Stores 22%
- Mass Merchant 19%
- Mid-Tier 33%

*For the year ended January 2011 according to NPD's POS Tracking Service



American Sporting Goods

- ASG company sales ranked seventh in the U.S. performance athletic footwear market for the calendar year 2010, according to NPD's POS Tracking Service

- Avia - a more than 30-year history of offering technical running, walking and fitness footwear featuring innovative technology at a value. Its offerings appeal to hard-core runners and casual walkers alike

- rykä - a women's fitness and lifestyle brand created to accommodate the unique needs of a woman's physiology. The brand embraces healthy lifestyles and celebrating women by maintaining alliances throughout the women's fitness community, and counts daytime television's Kelly Ripa as a partner

- AND1 - a men's performance basketball and lifestyle brand that caters to basketball participants and enthusiasts. The brand's global appeal is driven by its authentic heritage in the sport and advanced technology features to enhance players' game

- Transaction details on page 21



Wholesale

Keys to success in 2011:

- Continue to deliver compelling, differentiated product to the marketplace

- Stabilize new enterprise resource planning system and business process change

- Manage sourcing and supply chain environment and limiting impact of input cost inflation. In second year with inland factory base and expect improved quality control and logistics management

- Assimilate ASG brands and ensuring accretion expectations

- Drive gross margin improvement and expense leverage through business intelligence and processes



Consolidated Financial Results & Outlook

<u>2010</u>:

- Execution of strategy has led to strong broad-based performance
    - Consolidated net sales increased 11.7% vs. 2009 to record levels
    - Adjusted EPS* increased by 143%
    - Adjusted EBITDA* increased 38%

<u>2011</u>:

- Consolidated net sales expected to grow in low double-digit range. Driven by:
    - Momentum at Famous Footwear with low- to mid-single digit same-store sales growth and net five store openings
    - Growth of legacy Wholesale brands in low- to mid-single range and more than $200 million from ASG brands
- Expect 2011 adjusted EPS* of $1.37 to $1.47, representing appx. 45% growth over 2010 at the midpoint

<u>Long-term</u>:

- High-single digit operating margin and ROIC of mid to high 'teens

*See Appendix for reconciliation





















Appendix

Non-GAAP Financial Measures
In this document, the Company's financial results are provided both in accordance with generally accepted accounting principles (GAAP) and using certain non-GAAP financial measures. In particular, the Company provides historic and estimated future net earnings and earnings per diluted share adjusted to exclude certain charges and recoveries, which are non-GAAP financial measures. These results are included as a complement to results provided in accordance with GAAP because management believes these non-GAAP financial measures help identify underlying trends in the Company's business and provide useful information to both management and investors by excluding certain items that may not be indicative of the Company's core operating results. These measures should not be considered a substitute for or superior to GAAP results.

Outlook

	Full Year & First Quarter 2011
Consolidated Net Sales	Low double-digit percent increase for the full year and a high-single digit increase for the first quarter
Famous Footwear Same-Store Sales	Low- to mid-single digits for full year and low-single digits for first quarter. Expects to open 45 stores and close 40 during the year
Wholesale Net Sales	Low- to mid-single digit increase for legacy brands and more than $200 million contribution from ASG brands for full year. First quarter expected to increase high 'teens, including ASG
Gross Margin	Consolidated gross margins are expected to be flat for the full year, with retail margins in-line with 2010 and a higher mix of Wholesale business, which carries a lower gross margin than retail, offset by improved Wholesale gross margins. First quarter gross margins are expected to be below first quarter 2010
Net Interest Expense	$27.0 to $29.0 million for full year
Effective Tax Rate	33.5% to 34.0% for full year
Earnings Per Share	$1.25 to $1.32 for full year, which includes $0.10 to $0.12 of accretion related to ASG brands and also includes the impact of inventory purchase accounting on cost of goods sold as well as transaction and integration costs related to ASG in the range of $0.12 to $0.15. Excluding these costs, earnings per share are expected to be in the range of $1.37 to $1.47
Depreciation and Amortization*	$62.0 to $64.0 million for full year
Capital Expenditures**	$58.0 to $60.0 million for full year

NOTE: The Company issued guidance for full-year 2011 in its earnings release and conference call on March 15, 2011 and this presentation does not represent an interim change, update, or affirmation of those metrics.

*Excludes amortization of debt issuance costs

**Includes purchases of property and equipment and capitalized software



Acquisition of American Sporting Goods

- Acquired American Sporting Goods Corporation (ASG) in February 2011 for $145 million in cash plus assumed net debt

- Core brands include Avia, rykä, AND1 - performance and lifestyle athletic brands recognized for delivering a strong value proposition through innovative footwear

- Expect accretion of $0.10 to $0.12 per diluted share in 2011 excluding costs related to the impact of inventory purchase accounting on 2011 cost of goods sold as well as transaction and integration costs that are expected to be in the range of $0.12 to $0.15 per diluted share

- In 2010, ASG generated net sales of $232 million with EBITDA of $29.6 million (financial results for its most recently completed fiscal year ended December 31, 2010, are preliminary and unaudited)

- Transaction was funded entirely through revolving credit agreement, which was upsized by $150 million to $530 million by exercising the designated event accordion, while still providing for access to an additional $150 million accordion

Leading Footwear Retailer and Wholesaler


Top Footwear Retailers*
$ in millions
12 Mo End Jan11
12 Mo End Jan10
12 Mo End Jan09
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$-
Walmart
Payless
Macy's
Kohl's
DSW
FAMOUS footwear
Foot Locker
J.C. Penney
Nordstrom
Finish Line

Trailing 12 months January 2011 according to NPD Consumer Panel data.


Top Women's Fashion Wholesalers**
$ in millions
12 Mo End Jan11
12 Mo End Jan10
12 Mo End Jan09
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
Nine West
Skechers
Nike
Camuto Group
Steve Madden
Deckers
Jimlar
H.H. Brown
Clarks
Adidas

*** Trailing 12 months January 2011 according to NPD's Retail Point of Sale Tracking Service. Channels include Department Stores, National Chains, National Shoe Chains, and Athletic Specialty*

Consolidated Results 2010 vs. 2009

($ in millions except EPS)	2010	2009	% Chg.
Net Sales	$2,504.1	$2,242.0	11.7%
Operating Earnings			
GAAP	$72.7	$31.5	130.5%
Adjusted**	$80.6	$43.4	85.5%
EPS*			
GAAP	$0.85	$0.22	286.4%
Adjusted**	$0.97	$0.40	142.5%
Gross Profit Rate	40.1%	40.3%	
Adjusted EBITDA**	$130.9	$94.5	38.5%

*Diluted earnings per common share attributable to Brown Shoe Company, Inc. shareholders (hereafter "Earnings Per Diluted Share")
**See Appendix page 28 and 31 for reconciliation

Major Segment Operating Results
2010 vs. 2009

($ millions)	Famous Footwear		Wholesale Operations		Specialty Retail	
	2010	2009	2010	2009	2010	2009
Net Sales	$1,486.5	$1,363.6	$754.4	$631.8	$263.2	$246.6
Gross Profit	$669.0	$592.9	$222.0	$205.8	$112.5	$104.4
Gross Profit Rate	45.0%	43.5%	29.4%	32.6%	42.8%	42.4%
Operating Earnings (Loss)	$90.4	$44.6	$32.2	$41.1	$(6.0)	$(14.2)
Operating Earnings (Loss) %	6.1%	3.3%	4.3%	6.5%	(2.3)%	(5.8)%
Same-store Sales %	10.5%	0.5%	-	-	6.6%	0.8%

Famous Footwear – Store Economics

Operating Performance		
Average Sales	$1,311	
		% of Sales
Operating Profit	$83	6.3%
Depreciation & Amortization	$19	
EBITDA	$102	7.8%

Cash Investment	
Fixed Assets	$211
Tenant Allowances	($115)
Inventory	$288
Accounts Payable	($89)
Net Cash	$295

Return on Investment	
EBITDA	$102
Cash Investment	$295
Return on Investment	34.5%

Note: All dollars in thousands. Trailing 12 month data through January 29, 2011, reflecting all stores open more than 1 year.

Non-GAAP Financial Measures
In this document, the Company's financial results are provided both in accordance with generally accepted accounting principles (GAAP) and using certain non-GAAP financial measures. In particular, the Company provides historic and estimated future net earnings and earnings per diluted share adjusted to exclude certain charges and recoveries, which are non-GAAP financial measures. These results are included as a complement to results provided in accordance with GAAP because management believes these non-GAAP financial measures help identify underlying trends in the Company's business and provide useful information to both management and investors by excluding certain items that may not be indicative of the Company's core operating results. These measures should not be considered a substitute for or superior to GAAP results.

Condensed Consolidated Balance Sheet
(Unaudited)

(Thousands)	January 29, 2011	January 30, 2010
ASSETS		
Cash and cash equivalents	$ 126,548	$ 125,833
Receivables	113,937	84,297
Inventories	524,250	456,682
Deferred income taxes	4,503	17,894
Income taxes	10,195	4,163
Prepaid expenses and other current assets	28,848	19,380
Total current assets	808,281	708,249
Other assets	133,538	110,810
Deferred income taxes	–	2,304
Intangible assets, net	70,592	77,226
Property and equipment, net	135,632	141,561
Total assets	$ 1,148,043	$ 1,040,150
LIABILITIES AND EQUITY		
Borrowings under revolving credit agreement	$ 198,000	$ 94,500
Trade accounts payable	167,190	177,700
Other accrued expenses	146,715	141,863
Total current liabilities	511,905	414,063
Long-term debt	150,000	150,000
Deferred rent	34,678	38,869
Deferred income taxes	11,534	–
Other liabilities	24,017	25,991
Total other liabilities	220,229	214,860
Total Brown Shoe Company, Inc. shareholders' equity	415,080	402,171
Noncontrolling interests	829	9,056
Total equity	415,909	411,227
Total liabilities and equity	$ 1,148,043	$ 1,040,150

Condensed Consolidated Income Statement
(Unaudited)

	Thirteen Weeks Ended		Fifty-two Weeks Ended	
(Thousands, except per share data)	January 29, 2011	January 30, 2010	January 29, 2011	January 30, 2010
Net sales	$ 604,524	$ 565,972	$ 2,504,091	$ 2,241,968
Cost of goods sold	369,219	333,580	1,500,537	1,338,829
Gross profit	235,305	232,392	1,003,554	903,139
Selling and administrative expenses	226,924	217,972	922,976	859,693
Restructuring and other special charges, net	2,454	5,089	7,914	11,923
Operating earnings	5,927	9,331	72,664	31,523
Interest expense	(5,409)	(5,003)	(19,647)	(20,195)
Interest income	90	34	203	374
Earnings before income taxes	608	4,362	53,220	11,702
Income tax benefit (provision)	2,639	364	(16,160)	(1,259)
Net earnings	$ 3,247	$ 4,726	$ 37,060	$ 10,443
Less: Net (loss) earnings attributable to noncontrolling interests	(106)	(322)	(173)	943
Net earnings attributable to Brown Shoe Company, Inc.	$ 3,353	$ 5,048	$ 37,233	$ 9,500
Basic earnings per common share attributable to Brown Shoe Company, Inc. shareholders	$ 0.08	$ 0.12	$ 0.85	$ 0.22
Diluted earnings per common share attributable to Brown Shoe Company, Inc. shareholders	$ 0.08	$ 0.12	$ 0.85	$ 0.22
Basic number of shares	42,372	41,602	42,156	41,585
Diluted number of shares	42,838	41,777	42,487	41,649

Reconciliation of GAAP to Adjusted (Non-GAAP) Earnings

(Thousands, except per share data)	2010			2009		
	Operating Earnings	Net Earnings Attributable to Brown Shoe Company, Inc.	Diluted Earnings Per Share	Operating Earnings	Net Earnings Attributable to Brown Shoe Company, Inc.	Diluted Earnings Per Share
GAAP earnings	$ 72,664	$ 37,233	$ 0.85	$ 31,523	$ 9,500	$ 0.22
Charges / Other Items:						
IT initiatives	6,795	4,536	0.10	9,163	5,772	0.14
Acquisition-related costs	1,119	724	0.02	–	–	–
Headquarters consolidation	–	–	–	(1,864)	(1,139)	(0.03)
Organizational changes	–	–	–	4,624	2,825	0.07
Total charges / other items	7,914	5,260	0.12	11,923	7,458	0.18
Adjusted earnings	$ 80,578	$ 42,493	$ 0.97	$ 43,446	$ 16,958	$ 0.40

Non-GAAP Financial Measures
In this document, the Company's financial results are provided both in accordance with generally accepted accounting principles (GAAP) and using certain non-GAAP financial measures. In particular, the Company provides historic and estimated future net earnings and earnings per diluted share adjusted to exclude certain charges and recoveries, which are non-GAAP financial measures. These results are included as a complement to results provided in accordance with GAAP because management believes these non-GAAP financial measures help identify underlying trends in the Company's business and provide useful information to both management and investors by excluding certain items that may not be indicative of the Company's core operating results. These measures should not be considered a substitute for or superior to GAAP results.

Reconciliation of Diluted Earnings Per Share (GAAP Basis) to Adjusted Diluted Earnings Per Share (Non-GAAP Basis)

	2011 Guided Diluted Earnings Per Share	2010 Diluted Earnings Per Share
GAAP earnings	$ 1.25 - $ 1.32	$ 0.85
Charges / Other Items:		
IT initiatives	–	0.10
Acquisition-related costs	–	0.02
Impact of purchase accounting, transaction costs, and integration costs related to ASG	0.12 – 0.15	–
Total charges / other items	0.12 – 0.15	0.12
Adjusted earnings	$ 1.37 - $1.47	$ 0.97

Non-GAAP Financial Measures
In this document, the Company's financial results are provided both in accordance with generally accepted accounting principles (GAAP) and using certain non-GAAP financial measures. In particular, the Company provides historic and estimated future net earnings and earnings per diluted share adjusted to exclude certain charges and recoveries, which are non-GAAP financial measures. These results are included as a complement to results provided in accordance with GAAP because management believes these non-GAAP financial measures help identify underlying trends in the Company's business and provide useful information to both management and investors by excluding certain items that may not be indicative of the Company's core operating results. These measures should not be considered a substitute for or superior to GAAP results.

29

Debt-to-Capital Ratio

($ in millions)	January 29, 2011	January 30, 2010
Total Debt Obligations*	$348.0	$244.5
Total Equity	$415.9	$411.2
Total Capital	$763.9	$655.7
Debt-to-Capital Ratio**	45.6%	37.3%

*   Includes long-term debt and borrowings under revolving credit agreement

**   Total Debt Obligations divided by Total Capital

Non-GAAP Financial Measures
In this document, the Company's financial results are provided both in accordance with generally accepted accounting principles (GAAP) and using certain non-GAAP financial measures. In particular, the Company provides historic and estimated future net earnings and earnings per diluted share adjusted to exclude certain charges and recoveries, which are non-GAAP financial measures. These results are included as a complement to results provided in accordance with GAAP because management believes these non-GAAP financial measures help identify underlying trends in the Company's business and provide useful information to both management and investors by excluding certain items that may not be indicative of the Company's core operating results. These measures should not be considered a substitute for or superior to GAAP results.

Reconciliation of Consolidated Operating Earnings to Adjusted EBITDA

($ in millions)	2010	2009
Operating Earnings	$72.7	$31.5
Charges / Other Items*	7.9	11.9
Adjusted Earnings Before Interest and Taxes (EBIT)	$80.6	$43.4
Depreciation & Amortization**	50.3	51.1
Adjusted EBITDA	$130.9	$94.5

* Includes net restructuring and other special charges; see details on page 28

** Excludes amortization of debt issuance costs

Non-GAAP Financial Measures
In this document, the Company's financial results are provided both in accordance with generally accepted accounting principles (GAAP) and using certain non-GAAP financial measures. In particular, the Company provides historic and estimated future net earnings and earnings per diluted share adjusted to exclude certain charges and recoveries, which are non-GAAP financial measures. These results are included as a complement to results provided in accordance with GAAP because management believes these non-GAAP financial measures help identify underlying trends in the Company's business and provide useful information to both management and investors by excluding certain items that may not be indicative of the Company's core operating results. These measures should not be considered a substitute for or superior to GAAP results.